Exhibit 99.47

mCloud Grows to 48,672 Connected Assets in Ql 2020

VANCOUVER, April 28, 2020 - mCloud Technologies Corp . (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF)

("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al"), and analytics, today announced it had grown its total count of connected assets to 48,672, showing an approximate 18% increase in assets under management quart er over-quarter since Q4 2019 .

This growth builds on the Company's announcement on March 24, 2020 that mCloud had connected over 41,000 at year-end 2019. mCloud has responded to rapidly changing market conditions, including targeted marketing and business development efforts to help businesses impacted by the current COVID-19 pandemic become "digitally resilient" through the remote connectivity offered by the Company's AssetCare ™ plat fo rm .

The Company deploys loT and Al solution to help restaurant and retail businesses get back to work

mCloud also announced today it is collaborating with industry leaders and medical experts to launch an extension to its AssetCare for Connected Buildings solution segment, using loT and Al to help restaurant owners and retail businesses return to work quickly and safely as governments and health officials globally respond to the current COVID -19 pandemic.

This AssetCare solution is an "all-in-one" offering powered by the Company's loT and Al capabilities:

•	Indoor air quality sensors and smart thermostats driving clean air inside buildings to mitigate the risk of infection from airborne volatile organic compounds (VOCs)
•	Refrigeration sensors monitoring food safety and protecting inventories from spoilage through automatic compliance with HAACP food safety programs
•	Local area occupancy sensors measuring building capacity and automatically verifying businesses comply with local social distancing guidelines where they operate

As with all AssetCare building solutions, mCloud will use these and other technologies to help retail and restaurant facility managers become more energy efficient and sustainable, backed by a global team of retail building experts and 24/7 live operations support.

"mCloud is proud to be helping restaurant and retail owners that have been especially hard hit by COVID- 19," said Dr. Barry Po, mCloud's President, Connected Solutions and Chief Marketing Officer. "Since the middle of March, we have helped owners and operators at 15 restaurant and retail brands put numerous closed locations into energy hibernation across Canada and the United States, helping them curb their energy costs by up to 50%."

"We now want to use our Al and loT capabilities to help retail and restaurant owners get back to work as quickly as possible, helping them ensure they comply with their local guidelines and assure their customers that their establishments are safe to be in when they are permitted to open their businesses again," Po added. "This AssetCare package is a great example of how loT and Al can be used to make businesses resilient to the unexpected."

Businesses interested in this AssetCare solution package are encouraged to visit www.mcloudcorp.com/backtobusiness for more information.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's Al-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into AssetCare . With over 100 blue-chip customers and more than 41,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol M CLD.DB. For more information, visit www.mcloudcorp.co m.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp ., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved" . The forward-looking information contained in this press release includes the Company's plans to offer an AssetCare solution package .

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and st at ement s.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading "Risk Factors" in the Company's annual information form dated October 31, 2019. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release .

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